EXHIBIT 99.1

Rosetta Genomics Reports Third Quarter 2010 Financial Results

Demand for Testing Services More than Doubles Compared With the Second Quarter
Conference Call Scheduled for Wednesday, December 1st at 10:00 a.m. Eastern Time

PHILADELPHIA and REHOVOT, Israel (November 30, 2010) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer of microRNA-based molecular diagnostics, today reported financial results for the three and nine months ended September 30, 2010.  Highlights since the announcement of the Company’s second quarter financial results on September 7, 2010 include:

•
Settled the outstanding arbitration with Prometheus Laboratories, Inc.  Under the terms of the settlement, Rosetta regains U.S. commercial rights to the three microRNA-based cancer diagnostic tests licensed to Prometheus in April 2009, including miRview™ mets, miRview™ squamous and miRview™ meso.  In return, Rosetta will pay Prometheus $3.1 million over the next 18 months with an initial payment of $1.2 million due on December 2, 2010.

•
Announced a corporate restructuring that is expected to result in a 32% reduction in the Company's monthly burn rate, thereby reducing annual operating expenses by approximately $4 million.  Rosetta Genomics will eliminate 14 positions or nearly 20% of its global workforce, primarily research and development and general and administrative positions, and all employees have moved to a four-day work week with a 20% salary reduction.

•
A peer-reviewed article entitled "A diagnostic assay based on microRNA expression accurately identifies malignant pleural mesothelioma" was published in the online version of The Journal of Molecular Diagnostics.  The study demonstrates the ability of the Company's miRview™ meso test to accurately differentiate malignant pleural mesothelioma from primary and metastatic carcinomas in the lung and pleura.

•
Posters highlighting two of the Company's second-generation microRNA-based diagnostic assays were presented at the American Association for Cancer Research's Molecular Diagnostics in Cancer Therapeutics Development Conference, including "A Second Generation microRNA-based Assay for Diagnosing Tumor Tissue Origin" and "microRNAs as Clinical Biomarkers for Lung Cancer Classification."

•
A peer-reviewed article entitled "hsa-miR-191 is a Candidate Oncogene Target for Hepatocellular Carcinoma Therapy" was published in the online version of Cancer Research.  The new study identified a potential microRNA drug target for hepatocellular carcinoma, miR-191, that when inhibited decreased cancer cell proliferation and induced apoptosis in vitro and significantly reduced tumor mass in vivo.

Management Commentary

“Our accomplishments during the third quarter and recent weeks were significant, most notably streamlining our operations and cost structure and regaining domestic rights to our first three commercial tests.  We also continued to build the knowledge base for our microRNA technology as evidenced by numerous presentations and publications,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“We are encouraged by our commercial progress with demand for testing services during the third quarter more than doubling compared with the preceding quarter, reflecting growth both in the U.S. and overseas,” he added.  “We continue to be on or ahead of schedule in preparing for the launch of our next-generation miRview™ mets assay, branded miRview™ mets2, as well as for our miRview™ lung test.  This new miRview™ mets test is expected to  be launched  by the end of this year and miRview™ lung is expected to  be ready for commercialization in the first half of 2011.  In addition, we remain on track to launch miRview™ bladder in the second half of 2011.  Our miRview™ kidney for the accurate identification of four histological types of renal tumors, and miRview™ meso prognostic for the sub-classification of mesothelioma patients based on their prognosis, remain under development with a planned 2011 launch.”

Third Quarter Results

The Company recorded revenues from continuing operations of $136,000 for the third quarter of 2010, compared with $70,000 for the second quarter of 2010 and no revenues for the third quarter of 2009.

Research and development expenses for the third quarter of 2010 were $1.7 million, compared with $1.8 million for the third quarter of 2009.

Marketing and business development expenses for the third quarter of 2010 were $1.1 million, compared with $851,000 for the third quarter of 2009, primarily the result of an increase in expenses related to salaries.

General and administrative expenses for the third quarter of 2010 were $618,000, compared with $891,000 for the third quarter of 2009.

The operating loss for the third quarter of 2010 was $4.0 million, including $250,000 of non-cash stock compensation expense.  This compares with an operating loss for the third quarter of 2009 of $3.5 million, including $264,000 of non-cash stock compensation expense.

The Company’s net loss from continuing operations for the third quarter of 2010 was $3.4 million or $0.20 per ordinary share, compared with a net loss from continuing operations for the third quarter of 2009 of $3.4 million or $0.24 per ordinary share.

On a non-GAAP basis, excluding stock-compensation expense and excluding income from revaluation of warrants which are presented as a liability in the balance sheet, the net loss for the third quarter of 2010 was $3.5 million or $0.21 per ordinary share, compared with a net loss for the third quarter of 2009 of $3.2 million or $0.22 per ordinary share.

Details reconciling non-GAAP amounts with GAAP amounts are provided in the table below.

For the nine months ended September 30, 2010 the Company reported revenues from continuing operations of $233,000, compared with revenues from continuing operations of $31,000 for the comparable prior year period.  The Company’s net loss from continuing operations for the first nine months of 2010 was $10.7 million or $0.64 per ordinary share, compared with a net loss from continuing operations of $10.6 million or $0.80 per ordinary share for the same period of 2009.

Rosetta Genomics ended the third quarter of 2010 with $4.7 million in cash and cash equivalents, restricted cash, short-term bank deposit and marketable securities, compared with $10.3 million as of December 31, 2009.

The Company notes that it had stockholders’ equity of $0.7 million as of September 30, 2010.   Accordingly, the Company expects to receive a notification letter from the NASDAQ Stock Market indicating that the Company’s stockholders’ equity no longer meets the minimum amount of $2,500,000 required for continued inclusion on The NASDAQ Capital Market. If a notification letter is received, the Company will be provided with 45 calendar days to submit a specific plan to NASDAQ to attempt to achieve and regain compliance with the minimum stockholders’ equity requirement. The Company expects that it would submit such a plan to NASDAQ.  However, there is no assurance that NASDAQ would accept any such plan.  If the plan is accepted, NASDAQ may provide the Company up to 180 calendar days from the date of the notification for the Company to regain compliance.

Revised First and Second Quarter Results

On November 29, 2010, the Company filed a Report on Form 6-K  announcing that it had concluded that its first quarter 2010 financial results included in the Form 6-K filed on May 27, 2010 and its second quarter 2010 financial results included in the Form 6-K filed on September 29, 2010, did not properly account for the warrants issued in the Company’s January 2010 registered direct public offering in accordance with United States generally accepted accounting principles, and, as a result, cannot be relied upon.  These warrants were originally accounted for as equity instruments.  However, the Company reassessed the accounting classification of the warrants under ASC 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity,” based on certain terms of the warrants and concluded that the warrants should have originally been recorded as liabilities, measured at fair value each reporting period, with changes in the fair values being recognized in the Company’s statement of operations. The Company will file a Report on Form 6-K today with the revised first and second quarter financial results reflecting the reclassification of the warrants from equity to liability.

Conference Call
Rosetta Genomics management will host a conference call on Wednesday, December 1, 2010 beginning at 10:00 a.m. Eastern time to discuss third quarter 2010 financial results and recent corporate developments, and answer questions.  To access the live conference call, U.S. and Canadian participants may dial (866) 239-5859; international participants may dial (702) 495-1913.  The access code for the call is 27875195.

To access the audio replay, beginning two hours after the event U.S. and Canadian participants may dial (800) 642-1687; international participants may dial (706) 645-9291.  The access code for the replay is 27875195. The replay will be available through 11:59 p.m. Eastern time on December 3, 2010.

A live audio webcast of the call will also be available in the "Investors" section of the Company's website at www.rosettagenomics.com.  An archived webcast will be available on the Company's website for 30 days beginning approximately two hours after the event.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected timing of launch and commercialization of Rosetta’s microRNA-based tests, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; the risk of product liability claims; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Use of Non-GAAP Financial Measures
This press release contains certain non-GAAP financial measures.  A “non-GAAP financial measure” refers to a numerical measure of historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the financial statements.  In this release, Rosetta provides non-GAAP net loss and non-GAAP net loss per share data as additional information relating to its operating results.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for net loss or net loss per share prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G promulgated by the SEC, the Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release and related conference call or webcast to the most directly comparable financial measure prepared in accordance with GAAP. This reconciliation is presented in a table below under the heading “Reconciliation of GAAP to Non-GAAP Consolidated Statement of Operation.” Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures.

Management uses these non-GAAP measures for internal reporting and forecasting purposes.  The Company has provided these non-GAAP financial measures in addition to GAAP financial results because it believes that these non-GAAP financial measures provide useful information to certain investors and financial analysts for comparison across accounting periods not influenced by certain non-cash items that are not used by management when evaluating the Company's historical and prospective financial performance.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
+972 73 222 0700	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

[Tables to follow]

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)
	September 30,		December 31,
	2010	2009	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,674	$934	$3,329
Restricted cash		1,113	1,076
Short-term bank deposits	-	8,704	3,143
Marketable securities	2,004	2,747	2,756
Trade receivables, net	378	-	72
Other accounts receivable and prepaid expenses	606	477	557

Total current assets	5,662	13,975	10,933

SEVERANCE PAY FUND	116	86	92
PROPERTY AND EQUIPMENT, NET	1,316	1,198	1,216
LONG-TERM ACCOUNTS RECEIVABLES	264	584	502

Total long term assets	1,696	1,868	1,810

Total assets	$7,358	$15,843	$12,743

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term bank loan	89	93	125
Trade payables	897	803	654
Other accounts payable and accruals	2,721	1,069	1,526

Total current liabilities	3,707	1,965	2,305

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	2	49	46
Convertible loan	-	1,500	1,500
Warrants related to share purchase agreement	530	-	-
Deferred revenue	228	1,928	1,928
Accrued Expenses	1,282	-	-
Accrued severance pay	146	119	122

Total Long-term Liabilities	2,188	3,596	3,596

EQUITY:
Rosetta Genomics Shareholders equity:
Share capital:	39	32	32
Additional paid-in capital	73,192	67,559	68,174
Other comprehensive income	41	110	96
Deficit accumulated during the development stage	(72,546)	(57,419)	(61,460)

Total Rosetta Genomics shareholders’ equity	726	10,282	6,842

Non-controlling interest	737	-	-

Total Equity	$1,463	$10,282	$6,842

Total liabilities and shareholders’ equity	$7,358	$15,843	$12,743

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	Unaudited

Revenues	$136	$-	$233	$31
Cost of revenues:	172	(46)	470	259

Gross loss	(36)	46	(237)	(228)
Operating expenses:
Research and development, net	1,707	1,781	5,268	4,898
Marketing and business development	1,100	851	3,845	3,150
General and administrative	618	891	2,201	2,390
Other expenses related to the settlement with Prometheus	554	-	554	-

Total operating expenses	3,979	3,523	11,868	11,038

Operating loss	4,015	3,477	12,105	10,666
Financial income net	(544)	(53)	(1,082)	(35)
Net loss	3,471	3,424	11,023	10,631
Attributable to non controlling interest	(99)	-	(318)	-
Net loss attributable to Rosetta Genomics before discontinued operation	3,372	3,424	10,705	10,631

Net loss attributable to Rosetta Genomics from discontinued operation	-	-	381	1,832

Net loss attributable to Rosetta Genomics after discontinued operation	$3,372	$3,424	$11,086	$12,463
Basic and diluted net loss per Ordinary share of continuing operation attributable to Rosetta Genomics' shareholders	$0.20	$0.24	$0.64	$0.80
Basic and diluted net loss (profit) per Ordinary share of discontinuing operation attributable to Rosetta Genomics' shareholders	$-	$-	$0.02	$0.14
Basic and diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.20	$0.24	$0.66	$0.94

Weighted average number of Ordinary shares used to computed basic and diluted net loss per Ordinary share	16,888,364	14,174,443	16,636,368	13,316,592

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENT OF OPERATION:

	Three Months ended September 30,		Nine Months ended September 30,
	2010	2009	2010	2009
GAAP net loss as reported	$3,372	$3,424	$11,086	$12,463
NON-GAAP Adjustment:
Expenses reported for stock-based compensation
Cost of revenues	(3)	-	(6)	-
Research and development, net	(75)	(84)	(377)	(249)
Marketing and business development	(109)	(58)	(577)	(220)
General and administrative	(63)	(122)	(407)	(340)
Revaluation of Warrants related to share purchase agreement
Financial income, net	419	-	907	-
Total Adjustment	169	(264)	(460)	(809)

NON-GAAP net loss	3,541	3,160	10,626	11,654

NON-GAAP Basic net loss (income) per Ordinary share	$0.21	$0.22	$0.64	$0.88

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